Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, President

Universal Safety Products, Inc.

410-363-3000, Ext. 224

Universal Safety Products, Inc. (formerly Universal Security Instruments, Inc.) Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 28, 2025 - Universal Safety Products, Inc. (formerly Universal Security Instruments, Inc.) (NYSE American LLC: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2025.

The Company reported:

•

For the fourth quarter ended March 31, 2025, sales increased $1,780,152 (40.0%) to $6,226,621 from $4,446,469 from the comparable period last year. The Company reported net income of $1,302,551, or $0.56 per basic and diluted share compared to a net loss of $776,671, or $0.34 per basic and diluted share for the comparable period of the previous year.

•

For the twelve months ended March 31, 2025, sales increased $4,045,881 (20.7%) to $23,563,554 versus $19,517,673 for the fiscal year ended March 31, 2024. The Company reported net income of $500,684, or $0.22 per basic and diluted share, versus a net loss of $695,790 or $0.30 per basic and diluted share, for the same period last year.

As previously reported, on May 22, 2025, the Company closed on the sale of its smoke alarm and carbon monoxide alarm business and certain other assets to Feit Electric Company. The Company intends to continue marketing its product lines other than smoke alarms and carbon monoxide alarms. However, all of the Company’s products are imported from the People’s Republic of China. The Company’s ability to sell those products at competitive prices depends, among other things, on the tariffs to which imports of those products will be subject. The Company is also exploring other business opportunities to drive long-term value for shareholders.

The increase in net income for the fiscal year ended March 31, 2025, is attributed primarily to an increase in sales to retail customers, and to recording an income tax benefit associated with the reversal of a portion of the reserve for deferred tax assets arising from the gain on the sale of assets. In addition, certain revisions increasing the net loss in the prior year have been recorded.

The Company also announced that today it has filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2025, with the Securities and Exchange Commission, thereby curing the Company’s previously announced non-compliance with the continued listing standards of NYSE American LLC.

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000

UNIVERSAL SAFETY PRODUCTS, INC. (formerly Universal Security Instruments, Inc.) is a distributor of safety and security devices. Founded in 1969, the Company has an over 56-year heritage of developing innovative and easy-to-install products.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements. We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SAFETY PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2025	2024
Net sales	$6,226,621	$4,446,469
Net income (loss)	1,302,551	(776,761)
Net income (loss) per share – basic and diluted	0.56	(0.34)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	Fiscal Year Ended March 31,
	2025	2024
Net sales	$23,563,554	$19,517,673
Net income (loss)	500,684	(695,790)
Net income (loss) per share – basic and diluted	0.22	(0.30)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2025	2024
Cash	$348,074	$65,081
Accounts receivable and amount due from factor	4,255,864	3,100,154
Inventory	3,024,114	4,751,826
Assets held for sale	1,681,937	—
Deferred tax asset	361,000	—
Prepaid expenses	145,290	226,732

TOTAL CURRENT ASSETS	9,816,279	8,143,793

PROPERTY AND EQUIPMENT AND RIGHT OF USE ASSET – NET	—	190,957

TOTAL ASSETS	$9,816,279	$8,344,750

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$2,100,458	$768,853
Short-term portion of operating lease liability	13,330	158,742
Accounts payable– Trade	1,094,546	2,371,492
Accounts payable – Held for sale	1,145,843	—
Accrued liabilities	298,391	359,306
TOTAL CURRENT LIABILITIES	4,652,568	3,658,393

LONG-TERM PORTION OF OPERATING LEASE LIABILITY	—	13,330
TOTAL LONG-TERM LIABILITIES	—	13,330

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares issued and outstanding at March 31, 2025 and 2024	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(7,745,259)	(8,245,943)

TOTAL SHAREHOLDERS’ EQUITY	5,163,711	4,663,027
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,816,279	$8,334,750